SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This report on Form 6-K of the registrant consists of (i) a press release issued by the registrant on November 10, 2016, announcing the registrant’s third quarter financial results for the three and nine months ended September 30, 2016 and (ii) the registrant’s Condensed Interim Financial Information as of September 30, 2016, each of which is attached hereto as an exhibit and incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference in the registrants registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: November 10, 2016	By:	/s/ Roy Golan
Name: Roy Golan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated November 10, 2016, titled, “NeuroDerm Announces Third Quarter 2016 Financial Results”.

99.2	Condensed Interim Financial Information as of September 30, 2016.